WARNING: THE EDGAR SYSTEM ENCOUNTERED ERROR(S) WHILE PROCESSING THIS SCHEDULE.

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The Lazard Retirement Series, Inc.
Securities Purchases during an Underwriting involving
Lazard Freres & Co. LLC subject to Rule 10f-3 under the Investment Company Act of 1940.

For the period ended December 31, 2000


Portfolio:			Lazard Retirement Emerging Markets

Security:			Sunday Communications Ltd. ADR

Date Purchased:			03/10/00

Total Shares Offered:		23,000,000

Price Per Share:		$14.717

Shares Purchased
by the Portfolio *:		300

Total Principal Purchased
by the Portfolio *:		$4,415

% of Offering Purchased
by the Portfolio:		0.00%

% of Offering Purchased
by all Portfolios
(25% Maximum*):			0.09%

Broker:				CSFB


Note: Purchases by all Portfolios in aggregate may not exceed 25% of the principal amount of the offering.




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